Schedule 13DSC 13D 1 doc1.htm
      UNITED STATES
      SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549
      SCHEDULE 13D
      Under the Securities Exchange Act of 1934
      (Amendment No.   )*


      Gexa Corporation

      (Name of Issuer)


      Common Stock, $0.01 par value

       (Title of Class of Securities)


      374398204


      (CUSIP Number)


      Marcie Zlotnik
      3200 Southwest Freeway
      Houston, Texas 77027
      (713) 357-2800

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


      November 24, 2004

       (Date of Event which Requires Filling of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1 (f) or
      240.13d-1(g), check the following box.   (  )


      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








      SCHEDULE 13D
      CUSIP No. 374398204



       1.Names of Reporting Persons.
      Marcie Zlotnik
      I.R.S. Identification No.



       2.Check the Appropriate Box if a Member of a Group*
      (a.)  (  )       (b.)  (  )



       3.SEC USE ONLY



       4.Source of Funds*

      PF



       5.Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )



       6.Citizenship or Place of Organization

      USA



      Number of
      Shares
      Beneficially
      Owned by
      Each Reporting
      Person With 7.Sole Voting Power
      650,350 shares of Common Stock



      8.Shared Voting Power
      0



      9.Sole Dispositive Power
      650,350 shares of Common Stock



      10.Shared Dispositive Power
      0



       11.Aggregate Amount Beneficially Owned by Each Reporting Person 650,350 shares of Common Stock



       12.Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares
      (See Instructions)   (  )



       13.Percent of Class Represented by Amount in Row (11)

      6.8%



       14.Type of Reporting Person

      IN








      Item 1. Security and Issuer

                         This Schedule 13D relates to the Common Stock, par value $0.01 per share (Common Stock), of Gexa Corp., a Texas corporation (the Issuer). The address of the principal executive office of the Issuer is 20 Greenway Plaza, Suite 600, Houston, Texas, 77046.


      Item 2. Identity and Background.


      (a)Name:           Marcie Zlotnik


      (b)Residence or business address: 3200 Southwest Freeway, Suite 1000, Houston, Texas 77027


      (c)Present Principal Occupation or Employment:President of StarTex Power


      (d)Criminal Conviction: the Reporting Person has not been convicted in a criminal proceeding


      (e)Court or Administrative Proceedings: the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or
      (ii) finding a violation with respect to such laws.


      (f)Citizenship:           United States of America


      Item 3. Source and Amount of Funds or Other Consideration:
		The reporting person has disposed of 734,744 shares since December 2003.500,000 of these shares were disposed of on November 24,2004.



      Item 4. Purpose of Transaction
              State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:


                  The Reporting Person holds the Shares as reported herein for the purpose of investment.

                  The Reporting Person plans to continue a plan to sell additional shares of Common Stock of the Issuer on a monthly basis.

                  The Reporting Person has no present plans or proposals to acquire additional securities of the Company.


               Other than as described above, the Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D.







      (a)The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;


      (b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;


      (c)A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;


      (d)Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;


      (e)Any material change in the present capitalization or dividend policy of the issuer;


      (f)Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;


      (g)Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;


      (h)Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


      (i)A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or


      (j)Any action similar to any of those enumerated above.




      Item 5. Interest in Securities of the Issuer.


      (a) The Reporting Person beneficially owns 650,350 shares of Common Stock, which represents 6.8% of the outstanding Common Stock.


      (b) The Reporting Person has sole power to vote or direct the vote of the Shares and sole power to dispose or direct the disposition of the Shares.


      (c)         Not applicable.




      (d)         Not applicable.


      (e)         Not applicable.


      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


                         None other than options disclosed in Item 4 above.








      Item 7. Material to be Filed as Exhibits.


                         None



      Signature

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date:  December 1, 2004
       By:/s/ MARCIE ZLOTNIK

            MARCIE ZLOTNIK